Revised Restructure plan announced

Lower-risk operating plan, less capital intensive and sustainable financing plan for Atlatsa

27 March 2013. Atlatsa Resources Corporation (Atlatsa or the Company) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) is pleased to announce that, together with Anglo American Platinum (Anglo Platinum), the parties have entered into definitive agreements to implement a revised restructure, recapitalization and refinancing plan for Atlatsa and the Bokoni group of companies (“the revised restructure plan”).

The revised restructure plan follows a detailed strategic review that was undertaken in 2012 by the new management team at Bokoni Mine, in conjunction with Anglo Platinum and Atlatsa. The review included all technical, operational and financing assumptions informing the existing mine extraction and financing strategy, having regard to the general outlook for the platinum group metals (PGMs) industry.

Harold Motaung, Chief Executive Officer of Atlatsa, added “on implementation of the revised plan, Atlatsa will be well positioned to implement our business strategy on a more conservative, low-risk and sustainable basis. Importantly, the plan will create a Company that is well-funded, with strong BEE ownership.”

Joel Kesler, Chief Commercial Officer commented further: ”The new operating plan includes lower-cost, open cast project opportunities, which will enable Bokoni Mine to fill its installed processing capacity in the near term, while underground mining operations build up to 160,000tpm, again in a low-risk and less capital-intensive manner. Capital expenditure of some ZAR2.3 billion associated with UG2 expansions at Bokoni Mine has been deferred, thereby reducing the anticipated debt burden for Atlatsa through to 2020. As a result, an estimated 70% of the total production will come from the Merensky reef. Our focus now is on ensuring Bokoni Mine operates safely and profitably for the benefit of all our stakeholders.”

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.

Key highlights of the revised restructure plan include:

  a new, more conservative operating and financing plan at Bokoni Mine;
  a simplified capital structure, by unwinding all preference share structures allowing for one class of Atlatsa common shares going forward;
  a 75% reduction in Atlatsa’s overall attributable debt from ZAR3.28 billion (US$386.38 million) to ZAR833 million (US$98.13 million) as at 31 December 2012;
  an equity capital injection of ZAR750 million (US$88.35 million) by Anglo Platinum subscribing for 125 million new Atlatsa common shares at ZAR6.00 per share (US$0.71);
  an increase in Atlatsa’s BEE shareholding from 51% to 62% allowing for equity financing flexibility into the future;
  ZAR700 million (US$82.46 million) credit facility available to finance the new operating plan at Bokoni Mine; and
  reduced cost of borrowing by 85% from 13% to 2% over the debt term period between 2013 and 2020.

A full terms announcement, containing a detailed description of the revised restructure plan, was released today, 27 March 2013, and is available on the Company website at www.atlatsaresources.co.za and under the Company’s profile on SEDAR. The reader is also referred to the news releases dated 2 February 2012, 27 September 2012 and 2 October 2012 concerning the completion of the interim implementation arrangements relating to the consolidation of the Bokoni Group debt and consequent reduction in its cost of borrowing.

A new Bokoni Mine operating plan

The Bokoni Mine operating plan to 2020 has been aligned with installed processing capacity and will be scaled at 160,000 tonnes per month (tpm). Accordingly, material capital expenditure associated with the proposed UG2 expansion plans at Bokoni Mine (estimated at ZAR2.3 billion (US$270.94 million)) has been deferred beyond 2020. In an effort to reduce unit operating costs, open cast project opportunities at Bokoni Mine have been identified and, subject to final regulatory approvals, will be exploited from 2013 onwards. This will allow Bokoni Mine to meet its processing capacity in the near term, while underground mining operations build up from the current 100,000tpm to 160,000tpm over the next five years. The plan is considered both low risk and less capital intensive. On achieving the new plan, Bokoni Mine will increase its annual production from its current base of approximately 115,000 PGM ounces per annum to approximately 250,000 PGM ounces per annum over the next five years.

The operating plan will result in Bokoni Mine becoming a predominantly Merensky reef producer, accounting for 70% of its total estimated production.

Recapitalization and refinancing

The revised restructure plan includes a series of debt and equity restructuring and refinancing transactions, which results in a significant reduction in the Company’s debt, a simplified capital structure and sufficient flexibility to raise additional equity financing in the future without diluting its BEE shareholding below a 51% threshold.

Asset sales

The revised restructure plan will result in the sale by Atlatsa of certain mineral assets, representing an estimated undeveloped 31.4 million PGM ounces to Anglo Platinum, comprising the eastern section of the Ga-Phasha project and the entire Boikgantsho project for a purchase consideration of ZAR1.7 billion (US$200.26 million). These funds will be applied by Atlatsa to reduce its group debt.

Debt restructure and refinancing

On implementation of the revised restructure plan, Atlatsa’s attributable debt will reduce by 75% from ZAR3.28 billion (US$386.38 million) to ZAR833 million (US$98.13 million) as at 31 December 2012 and Anglo Platinum will extend to Atlatsa additional credit of ZAR700 million to finance its 51% pro rata share of capital expenditure associated with the new operating plan at Bokoni Mine to the extent required. The total debt facility (including capitalized interest) to be made available by Anglo Platinum to Atlatsa will be limited to ZAR1.55 billion (US$182.54 million). Atlatsa’s cost of borrowing will be reduced by 85% from an estimated effective annual interest rate of 13% to 2% over the debt term between 2013 and 2020.

The net effect of the asset sales and debt restructure for Atlatsa is a 75% reduction in the Company’s attributable debt as at 31 December 2012 through a series of transactions, summarized as follows:

Description	ZAR	US$
Atlatsa debt balance as at 31 December, 2012	3.28 billion	367.2 million
Atlatsa sale of mineral assets, comprising the Eastern section of Ga-Phasha and Boikgantsho to Anglo American Platinum	(1.7 billion)	(190.2 million)
Anglo American Platinum subscribes for 125 million new shares in the Company for an aggregate subscription price of ZAR 750 million and subscription proceeds are used by Atlatsa to further reduce its debt	(0.75 billion)	(83.9 million)
Reduced Atlatsa debt balance as at 31 December 2012	0.83 billion	93.2 million

Equity restructure

The parties have agreed to unwind the “B” preference share structure and simplify Atlatsa’s capital structure to one class of common shares. Anglo Platinum will subsequently sell its 115.8 million common shares in Atlatsa, arising from the unwinding of the “B” preference shares, to Atlatsa Holdings for ZAR463 million (US$54.54 million) through a vendor finance loan. Pursuant to such sale, Atlatsa Holdings will increase its shareholding in Atlatsa from 51% to 62%, thereby creating additional equity financing flexibility for Atlatsa, whilst still maintaining a 51% BEE majority shareholding in the company if required.

The new capital structure results in an equity capital injection into Atlatsa of ZAR750 million (US$88.35 million) by Anglo Platinum subscribing for 125 million new common shares in Atlatsa at ZAR6.00 per share (US$0.71), the proceeds of which will be used to further reduce Atlatsa’s outstanding debt.

Subsequent to the implementation of the equity restructure Atlatsa’s fully diluted shares in issue will increase to 555 million shares outstanding, with its shareholding reflected as follows:

Shareholder	No. of shares	% of share capital
Atlatsa Holdings (BEE)	343 million	61.9%
Anglo American Platinum	125 million	22.6%
Employee, Community Trusts and Public	87 million	15.5%
Total	555 million	100%

The revised restructure plan remains subject to a number of conditions precedent, including disinterested shareholder, regulatory and stock exchange approvals as required.

The revised restructure plan includes related party transactions for the Company pursuant to Multilateral Instrument 61-101. Additional information with respect to such transactions will be included in the Company’s material change report to be filed with respect to such transactions and the Company’s information circular to be delivered to the Company’s shareholders in connection with the shareholder meeting to approve such transactions.

Johannesburg 27
March 2013

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group revised restructure plan or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the revised restructure plan completed in a timely manner; the Bokoni Mine will achieve production levels as set out in the new operating plan; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

  uncertainties related to the receipt of the necessary shareholder, stock exchange and regulatory approvals and satisfaction of other conditions to the completion of the revised restructure plan in a timely manner, if at all;
  uncertainties related to the completion of the revised restructure plan transactions in a timely manner;

  uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
  operating and technical difficulties in connection with mining development activities;
  changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
  changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;
  geopolitical uncertainty and political and economic instability in countries which we operate; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended December 31, 2012 and other disclosure documents that are available on SEDAR at www.sedar.com.